UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
October 15, 2009
Commission File Number 001—33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road
Vile Parle (East)
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                       No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBITS INDEX
EX-99.1 Press release of Sterlite Industries (India) Limited dated October 15, 2009.

This Report on Form 6-K shall be incorporated by reference in the automatic shelf registration statement on Form F-3 as amended by Post Effective Amendment No 1 (File No. 333-160580) (as amended, the “Automatic Shelf Registration Statement”) of Sterlite Industries (India) Limited (the “Company”) (the “Registration Statement”).
Other Events
On October 15, 2009, the Company filed Post-Effective Amendment No. 1 to the Automatic Shelf Registration Statement with the SEC in connection with its proposed offering (the “Offering”) of Convertible Senior Notes convertible into the Company’s American Depositary Shares (the “ADSs”), each ADS representing one equity share, par value Rs. 2 per share, of the Company.
On October 15, 2009, the Company issued a press release to announce the Offering. A copy of the press release dated October 15, 2009 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Exhibits
99.1	Press release of Sterlite Industries (India) Limited dated October 15, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: October 15, 2009

STERLITE INDUSTRIES (INDIA) LIMITED
By:	/s/ Vinod Bhandawat
Name:	Vinod Bhandawat
Title:	Chief Financial Officer

EXHIBITS INDEX
99.1	Press release of Sterlite Industries (India) Limited dated October 15, 2009.